VIA EDGAR

October 30, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & services

100 F Street, NE

Washington, D.C., 20549

Attn: Marion Graham

Re:	Alpha Technology Group Limited Registration
Statement on Form F-1, as amended
File No. 333-273289

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Prime Number Capital LLC, as the representative of the underwriters (the “Representative”), hereby join in the request of Alpha Technology Group Limited (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-273289) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective at 5:00 p.m., Eastern Time, on October 30, 2023, or as soon thereafter as practicable. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Prime Number Capital LLC

By:	/s/ Xiaoyan Jiang
Name: Title:	Xiaoyan Jiang Chief Executive Officer